UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Butterfly Network, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

Class B common stock, par value $0.0001 per share

(Title of Class of Securities)

Class A common stock: 124155102

Class B common stock: Not Applicable

(CUSIP Number)

Jonathan M. Rothberg, Ph.D.

c/o Butterfly Network, Inc.

1600 District Avenue
Burlington, Massachusetts 01803

(781) 557-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael L. Fantozzi, Esq.
John P. Condon, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

September 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 1 of 9

1	NAMES OF REPORTING PERSON Jonathan M. Rothberg, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,748,215 shares of Class A common stock and 26,426,937 shares of Class B common stock[1]
	8	SHARED VOTING POWER 726,696 shares of Class A common stock[2]
	9	SOLE DISPOSITIVE POWER 9,748,215 shares of Class A common stock and 26,426,937 shares of Class B common stock[1]
	10	SHARED DISPOSITIVE POWER 726,696 shares of Class A common stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,474,911 shares of Class A common stock and 26,426,937 shares of Class B common stock[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% of the Class A common stock and 100% of the Class B common stock[3]
14	TYPE OF REPORTING PERSON IN

1 Consists of (i) 2,571,748 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the “Issuer”) held by the Jonathan M. Rothberg, Ph.D., (ii) stock options to purchase 21,645 shares of Class A common stock of the Issuer which are exercisable within 60 days of September 11, 2023, held by Dr. Jonathan M. Rothberg, (iii) 6,202,545 shares of Class A common stock of the Issuer distributed from 2012 JMR Trust Common, LLC and held by entities owned by trusts created for the benefit of Dr. Jonathan Rothberg’s children, (iv) 952,277 shares of Class A common stock of the Issuer held by 1997 JMR Trust Common, LLC, and (v) 26,426,937 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC.

2 Consists of 726,696 shares of Class A common stock of the Issuer held by Dr. Rothberg’s spouse.

3 Calculated based on 180,207,192 shares of Class A common stock of the Issuer and 26,426,937 shares of Class B common stock of the Issuer outstanding as of July 25, 2023.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 2 of 9

1	NAMES OF REPORTING PERSON 1997 JMR Trust Common, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 952,277 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 952,277 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,277 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% of the Class A common stock[4]
14	TYPE OF REPORTING PERSON OO

4 Calculated based on 180,207,192 shares of Class A common stock of the Issuer outstanding as of July 25, 2023.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 3 of 9

1	NAMES OF REPORTING PERSON 4C Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,716,596 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,716,596 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,716,596 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8% of the Class B common stock[5]
14	TYPE OF REPORTING PERSON OO

5 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of July 25, 2023.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 4 of 9

1	NAMES OF REPORTING PERSON 4C Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% of the Class B common stock[6]
14	TYPE OF REPORTING PERSON OO

6 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of July 25, 2023.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 5 of 9

1	NAMES OF REPORTING PERSON 4C Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% of the Class B common stock[7]
14	TYPE OF REPORTING PERSON OO

7 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of July 25, 2023.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 6 of 9

1	NAMES OF REPORTING PERSON 4C Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% of the Class B common stock[8]
14	TYPE OF REPORTING PERSON OO

8 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of July 25, 2023.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 7 of 9

1	NAMES OF REPORTING PERSON 4C Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,845,238 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,845,238 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,845,238 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5% of the Class B common stock[9]
14	TYPE OF REPORTING PERSON OO

9 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of July 25, 2023.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 8 of 9

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed on February 22, 2021, as amended by Amendment No. 1 filed on March 26, 2021, Amendment No. 2 filed on March 28, 2022 and Amendment No. 3 filed on September 16, 2022 (as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.), a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by adding the following:

The principal executive office of the Issuer is located at 1600 District Avenue, Burlington, Massachusetts 01803.

Item 2.	Identity and Background.

Item 2 section (b) of the Schedule 13D is hereby amended and restated in its entirety below:

(b) The business address of the Reporting Persons is c/o Butterfly Network, Inc., 1600 District Avenue, Burlington, Massachusetts 01803.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with estate planning, entities owned by trusts created for the benefit of Dr. Jonathan Rothberg’s children have entered into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Plan”), a copy of which is attached hereto as Exhibit 4. Pursuant to the Plan, sales of up to 6,202,545 shares of Class A common stock may be effected during the plan sales period beginning following the cooling-off period contained in Rule 10b5-1(c) and ending on December 27, 2024 in accordance with the terms and conditions of the Plan. The sale of shares of Class A common stock under the Plan is subject to minimum price parameters included in the Plan, and there is no assurance that any shares of Class A common stock will be sold under the Plan.

Item 5.	Interest in Securities of the Issuer.

There are no changes to the Item 5 information previously filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no changes to the Item 6 information previously filed.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit No.	Description
4.	Rule 10b5-1 Trading Plan

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2023	/s/ Jonathan M. Rothberg
Jonathan M. Rothberg, Ph.D.

1997 JMR Trust Common, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings I, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings II, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings III, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings IV, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings V, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager